BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

CALL NOTICE
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The shareholders of **BRF S.A.** ("Company") are invited to meet at the Ordinary and Extraordinary Shareholders Meeting to be held on March **28, 2024,** at **08:00 a.m.** ("OEGM"), exclusively digitally, through the digital platform Zoom ("Digital Platform"), to deliberate on the following Agenda:

I – At the Ordinary General Meeting:

(i) To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2023;

(ii) To set the number of members to compose the Board of Directors;

(iii) To elect the members of the Board of Directors, and it is necessary, pursuant to CVM Resolution No. 70/2022, the request of shareholders representing at least 5% (five percent) of the voting capital for the adoption of the multiple voting process;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company's management for the fiscal year 2024;

(vi) To elect the members of the Fiscal Council and their respective alternates; and

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2024.

II – At the Extraordinary General Meeting:

(i) To amend Article 3 of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose;

(ii) To amend Article 5, caput, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417.953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, in accordance with the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023;

(iii) To amend Article 7, *caput*, of the Company's Bylaws, in order to increase the authorized capital limit to two billion and one hundred and three million (2,103,000,000) of common shares;

(iv) To amend Article 20, caput, of the Company's Bylaws, in order to establish that the Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members.

(v) Consolidate the Company's Bylaws with the amendment approved in the previous item;

(vi) To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the incorporations of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Companies"), Companies that, directly and indirectly, have BRF as their sole partner, by the Company ("Incorporations"), entered into by the Company's management and the Companies ("Protocols");

(vii) Ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as the specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports");

(viii) Analize and approve the Appraisal Reports;

(ix) Approve the Incorporations, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols; and

(x) Authorize the Company's managers to perform all acts necessary for the implementation of the Incorporations.

* * *

INFORMATION FOR PARTICIPATION

<u>Participation in the virtual meeting</u>

Shareholders

The OEGM will be held exclusively by digital means, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 ("Brazilian Corporate Law") and CVM Resolution No. 81/2022.

The Company emphasizes that it will not be possible to physically attend the OEGM, since it will be held exclusively digitally.

As provided for in Article 6, Paragraph 3, of CVM Resolution No. 81/2022, shareholders interested in participating in the OEGM, in person or through attorneys-in-fact, they shall express such interest, up to 11:00 a.m. of the day March 26, 2024, the date that precedes the OEGM by two (2) days, Sending exclusively by through the Qi Central Platform ("Qi Central Platform") (https://qicentral.com.br/m/agoe-brf-2024), the scanned copies of the following documents:

Individual Shareholders:

- Photo ID; and
- Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

- Latest bylaws or consolidated articles of association and corporate documentation granting powers of representation (i.e.: minutes of the election of directors);
- Identification document of the legal representative(s) with photo;
- Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares; and
- In the case of Investment Funds: (i) the fund's latest consolidated regulations, (ii) the statute or articles of association of the administrator or manager, as the case may be, subject to the fund's voting policy and corporate documents that prove the powers of representation (minutes of the election of the directors, term of office and/or power of attorney), and (iii) identification document of the legal representative(s) of the administrator or manager with photo.

Shareholders Represented by Power of Attorney:

- In addition to the documents indicated above, a power of attorney, which must have been granted less than one (1) year ago to an attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, and the investment fund manager is responsible for representing its joint owners, in accordance with the provisions of paragraph 1 of article 126 of the Brazilian Corporation Law. Legal entity shareholders may be represented by an attorney-in-fact constituted in accordance with their bylaws/articles of incorporation, and it is not mandatory that they be a shareholder, manager of the Company, lawyer or financial institution;
- Attorney-in-fact photo ID;
- The shareholder may, if he wishes, use the proxies made available by the Company to vote on the matters subject to the OEGM, according to the material contained in the Public Request for Power of Attorney made by the Company, as provided for in articles 50 et seq. of CVM Resolution No. 81/2022. The documents related to the Public Request for Power of Attorney were disclosed by the Company in the *web site* Investor Relations (http://ri.brf-global.com, in the item Corporate Governance) and in the *Websites* of the Securities and Exchange Commission (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and *Securities and Exchange Commission* (www.sec.gov).

Foreign Shareholders:
Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into the sworn form, and their notarization and consularization are not necessary.

If the shareholder has already participated in other general meetings using the submission of documents through the Qi Central Platform, they must use the same access credentials, entering their email and password. If it is the first time, you will have to click on "*Sign up now*" and enter your email address. The system will forward a verification code to the registered email to complete the registration process.

The Company shall forward to the shareholders (or to their duly constituted representatives or attorneys-in-fact) who have submitted the required documents within the deadline and under the conditions described above, by e-mail, the individual invitations to access the Digital Platform and the respective instructions for access to the electronic system of participation in the OEGM, including the password required for such purpose.

Shareholders who do not submit the necessary documentation within the deadline (until 11:00 a.m. on March 26, 2024) and in the manner referred to above will not be able to participate in the OEGM.

For additional information on participation in the OEGM and access to the Digital Platform, the shareholder should consult the Manual for Participation in the OEGM.

Holders of American Depositary Receipts – ADRs:
The holders of ADRs will be represented at the OEGM by The *Bank of New York Mellon*, as depositary institution, pursuant to the Deposit *Agreement* entered into with the Company. ADR holders will not be allowed to participate in the OEGM through the Digital Platform.

Participation through the Remote Voting Ballot

As provided for in Articles 26 et seq. of CVM Resolution No. 81/2022, the Company's shareholders may submit, as of this date and until March 21, 2024 (inclusive), their voting instructions in relation to the matters subject to the OEGM by completing and sending the remote voting ballots ("Ballot"), the models of which have been made available, separately, in the *web site* Investor Relations Department (http://ri.brf-global.com, in the item Corporate Governance) and in the *Websites* of the Securities and Exchange Commission (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). The Company's shareholders may transmit their voting instructions to the bookkeeping agent of the shares issued by the Company, to their respective custody agent or directly to the Company. In case of submission directly to the Company, shareholders must forward the Bulletin, duly completed, initialed and signed, exclusively through the Qi Central Platform (https://qicentral.com.br/m/agoe-brf-2024), together with the scanned copies of the necessary documents. For additional information, the shareholder must observe the rules set forth in CVM Resolution No. 81/2022 and the procedures described

in the Bulletin made available by the Company, as well as in the respective Manual for Participation in the OEGM.

The Company's shareholders interested in accessing the information or answering questions related to the above matters should contact the Company's Investor Relations area, by telephone +55 (11) 2322-5377 or via email: acoes@brf.com.

All documents relevant to the OEGM, including more detailed information on the matters on the Agenda and on access to the Digital Platform, are available in the Manual for Participation in the OEGM, which is available to shareholders on the websites http://ri.brf-global.com, www.b3.com.br and www.gov.br/cvm.

Itajaí (SC), February 27, 2024.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors